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                                                                    Exhibit 23.1

The Board of Directors
Vicinity Corporation:

We consent to the use of our report dated September 22, 1999 except as to Note 11 for which the date is November 16, 1999, relating to the balance sheets of Vicinity Corporation as of July 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 1999 and our report dated September 22, 1999 on the related financial statement schedule which reports are included herein, and to the reference to our firm under the heading "Experts" in the prospectus.

                                       KPMG LLP

Mountain View, California

December 17, 1999